                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              INTERLAKE CORPORATION
                 ----------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   458702 10 7
                           --------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 7 pages

CUSIP No. 458702 10 7                 13G                   Page 2 of 7 pages
          -----------                                            --   --
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Longwood Investment Advisors, Inc.
    23-2745059
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                             (b) [ X ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

   Pennsylvania
------------------------------------------------------------------------------
                   5.  SOLE VOTING POWER

                       0
                   -----------------------------------------------------------
 NUMBER OF         6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY           3,099,000
  OWNED BY         ___________________________________________________________
    EACH           7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              0
    WITH           ___________________________________________________________
                   8.  SHARED DISPOSITIVE POWER

                       3,099,000
------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,099,000
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [   ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.4%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
------------------------------------------------------------------------------

CUSIP No.  458702 10 7                 13G                   Page 3 of 7 pages
           -----------                                            --   --
------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert A. Davidson
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                             (b) [ X ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                   5.  SOLE VOTING POWER

                       62,000
                   -----------------------------------------------------------
 NUMBER OF         6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY           3,099,000
  OWNED BY         ___________________________________________________________
    EACH           7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              62,000
    WITH           ___________________________________________________________
                   8.  SHARED DISPOSITIVE POWER

                       3,099,000
------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,161,000
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [   ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.6%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------

CUSIP No. 458702 10 7                 13G                   Page 4 of 7 pages
          -----------                                            --   --
------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John P. McNiff
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                             (b) [ X ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                   5.  SOLE VOTING POWER

                       108,000
                   -----------------------------------------------------------
 NUMBER OF         6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY           3,099,000
  OWNED BY         ___________________________________________________________
    EACH           7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              108,000
    WITH           ___________________________________________________________
                   8.  SHARED DISPOSITIVE POWER

                       3,099,000
------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,207,000
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [   ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.8%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------

CUSIP No.  458702 10 7                 13G                   Page 5 of 7 pages
           -----------                                            --   --
------------------------------------------------------------------------------

Item 1(a) Name of Issuer
          --------------

          The Interlake Corporation


Item 1(b) Address of Issuer's Principal Executive Offices
          -----------------------------------------------

          The Interlake Corporation
          550 Warrenville Road
          Lisle, Illinois 60532-4387


Item 2(a) Name of Person Filing
          ---------------------

          This statement is filed on behalf of (i) Longwood Investment Advisors, Inc., a Pennsylvania corporation ("LIA"), (ii) Robert
          A. Davidson and (iii) John P. McNiff. LIA is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Robert A. Davidson is Chief Investment Officer and a Managing Director of LIA and is responsible for the selection, acquisition and disposition of securities on behalf of LIA. John
          P. McNiff is President and a Managing Director of LIA and, as such, shares responsibility with Mr. Davidson for the selection and disposition of securities on behalf of LIA.


Item 2(b) Address of Principal Business Office, or, if none, Residence
          ------------------------------------------------------------

          Longwood Investment Advisors, Inc.
          Three Radnor Corporate Center
          Suite 300
          100 Matsonford Road
          Radnor, Pennsylvania 19087

Item 2(c) Citizenship
          -----------

          Pennsylvania

Item 2(d) Title of Class of Securities
          ----------------------------

          Common Stock

Item 2(e) CUSIP Number
          -----------

          458702 10 7

CUSIP No.  458702 10 9                 13G                   Page 6 of 7 pages
           -----------                                            --   --
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Item 3            If this statement if filed pursuant to Rule 13d-1(b), or
                  13d-2(b), check whether the person filing is a:
(a) [ ]           Broker or Dealer registered under section 15 of the Act;
(b) [ ]           Bank as defined in section 3(a)(6) of the Act
(c) [ ]           Insurance Company as defined in section 3(a)(19) of the Act
(d) [ ]           Investment Company registered under section 8 of the
                  Investment Company Act
(e) [x]           Investment Adviser registered under section 203 of the
                  Investment Advisers Act of 1940
(f) [ ]           Employee Benefit Plan, Pension Fund which is subject to
                  the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
(g) [ ]           Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G)
(h) [ ]           Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4    Ownership
          ---------

     (a) and (b) LIA beneficially owned an aggregate of 3,099,000 shares of the issuer's common stock, or approximately 14.1% of the shares outstanding as of December 31, 1997.

     (c) LIA has shared power to vote or direct the vote, and shared power to dispose or to direct the disposition of, 3,099,000 shares of the issuer's common stock. Robert A. Davidson and John P. McNiff have shared power to dispose or direct the disposition of 3,099,000 shares of the common stock by virtue of being responsible for the selection, acquisition and disposition of the portfolio securities on behalf of LIA. Mr. Davidson has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 62,000 shares of the issuer's common stock. Mr. McNiff has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of 108,000 shares of the issuer's common stock.

Item 5    Ownership of Five Percent or Less of a Class
          --------------------------------------------

          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

     Except with respect to the 62,000 shares beneficially owned by Mr. Davidson and the 108,000 shares beneficially owned by Mr. McNiff, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are the subject of this Amendment to Schedule 13G. Of such shares, Longwood Partners, L.P., of which LIA is the investment advisor, has such right with respect to 1,845,368 shares.

CUSIP No.  458702 10 9                 13G                   Page 7 of 7 pages
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Item 7    Identification and Classification of the Subsidiary Which Acquired
          the Security Being Reported on By the Parent Holding Company
          -------------------------------------------------------------------

          Not Applicable

Item 8    Identification and Classification of Members of the Group
          ---------------------------------------------------------

          Not Applicable

Item 9    Notice of Dissolution of Group
          ------------------------------

          Not Applicable

Item 10   Certification
          -------------

          Each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1998
----------------------------------
Date


Longwood Investment Advisors, Inc.

By: /s/ John P. McNiff
----------------------------------

John P. McNiff, President
----------------------------------
Name/Title


/s/ Robert A. Davidson
----------------------------------
Signature


Robert A. Davidson
----------------------------------
Name/Title


/s/ John P. McNiff
----------------------------------

John P. McNiff
----------------------------------
Name/Title

                                   EXHIBIT "A"

                             Joint Filing Agreement

         The undersigned agree that the foregoing amendment No. 2 to Schedule 13G, dated February 13, 1998 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

Dated:    February 13, 1998


LONGWOOD INVESTMENT ADVISORS, INC.

By:      /s/ John P. McNiff
         ------------------------------


         John P. McNiff, President
         ------------------------------
         Name/Title


/s/ Robert A. Davidson
------------------------------
Robert A. Davidson
Name/Title


/s/ John P. McNiff
------------------------------
John P. McNiff
Name/Title